[Taft Stettinius & Hollister LLP letterhead]

GERALD S. GREENBERG

513/357-9670

greenberg@taftlaw.com

June 23, 2008

VIA FEDERAL EXPRESS AND EDGAR

Mr. Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

100 F Street NW

Washington, DC 20549

Re:                             Globalstar, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-K/A Filed March 17, 2008
Form 10-Q for the Quarterly Period Ended March 31, 2008
File No. 001-33117

Dear Mr. Spirgel:

On behalf of Globalstar, Inc. (the “Company”), we are responding to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 5, 2008 related to the above-referenced Annual Report on Form 10-K (the “Form 10-K”) and Quarterly Report on Form 10-Q (the “Form 10-Q”).

The numbered paragraphs and headings below correspond to the headings set forth in the comment letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meanings given to such terms in the Form 10-K or the Form 10-Q.

Globalstar System, Property and Equipment, page 58

1.               It appears that your critical accounting estimates may been predicated on an expectation to “generate sufficient incremental cash from the sales of Simplex products and services, including its new SPOT satellite messenger product and service.” We note that this is consistent with your disclosure on page 26, that your “business plan assumes a rapidly growing subscriber base for Simplex products” ... otherwise, “(y)our business, financial condition, results of operations and liquidity could be materially and adversely affected.” In your consideration of current and future undiscounted cash flows for indicators of asset recoverability, disclose how the cash flow contributions from Simplex revenues impacts the quantitative value of your assumptions and their sensitivity to change. In particular, tell us the percentage contribution of Simplex products and services towards revenues currently and the related number of subscribers, and your assumptions on future revenue and subscriber growth.

Simplex products and services, including the Company’s recently introduced, SPOT Satellite Messenger TM (“SPOT”), utilizing the Company’s fully functioning L-band uplink, provided approximately 1.2% and 2.4% of its total revenue for the years ended December 31, 2007 and 2006, respectively. At December 31, 2007 and 2006, the Company had approximately 77,000 and 53,000 Simplex subscribers, respectively. The Company believes that its future business plan, including its ability to generate sufficient free cash flow to fund its operations and capital expenditures, will depend in large part on the success and acceptance of its SPOT product and services. The Company believes the addressable market for its SPOT product and services in North America alone is approximately 50 million units. The Company expects to capture approximately 2% of that market by the end of 2010. At a 2% penetration rate, the Company believes it will generate approximately $100 million of recurring cash flow. The Company intends to reach these customers by increasing the number of points of distribution or “POD’s” and number of SPOT units sold per POD. At the time of its most recent Form 10-Q filing on May 12, 2008, the Company had approximately 3,000 POD’s. The Company anticipates by the end of 2008 and 2009, it will have approximately 5,000 and 10,000 POD’s, respectively.  In addition, the Company expects Simplex subscribers to represent the majority or its subscriber growth in the coming years.

As of December 31, 2007, the Globalstar System consisted of two components: (1) the original first-generation satellite constellation and ground segment (“First Generation”) and (2) the costs allocated to five additional satellites launched and placed into service in 2007. The remaining three of the eight additional satellites launched in 2007 were placed into service in 2008.  The Company treats these satellites as part of its second-generation constellation,

First Generation

At December 31, 2007, the carrying value of the Company’s First Generation was $7.5 million and its depreciable life was estimated to end December 2008. For the three months ended March 31, 2008, the Company generated approximately $22 million of revenue. The Company believes it will generate sufficient cash flow in 2008 to justify the carrying value for the first-generation constellation irrespective of growth in Simplex revenues or subscribers.

Second Generation

As disclosed on page 60 of the Form 10-K, the gross book value for five of the eight additional satellites launched and placed into service in 2007 included in the Globalstar System at December 31, 2007 was $79.3 million. The Company has estimated a useful life of 8 years for these satellites consistent with the First Generation satellites’ estimated life. The Company will supplement the eight additional satellites beginning in late 2009 by launching and placing into service the first six of its 48 second-generation satellites currently being constructed. These satellites will have an estimated useful life of 15 years.  Successive launches are scheduled to continue into 2010. The Company anticipates that it will have a fully functioning satellite constellation beginning in mid-2010, at which time it anticipates its two-way telecommunication services (Duplex) will be restored to full performance.

Service Revenue, page 63

2.               We note your response to prior comment 5 and have the following comments.

•                  In Item 6 (Selected Financial Data), please separately disclose a total number for retail subscribers, which is included in the calculation base of retail ARPU. Also, since you report a number for total subscribers, please separately report total ARPU or tell us why this information is not necessary. Please also separately report Simplex ARPU and wholesale ARPU and the related number of subscribers to enhance your investors’ understanding of the shifts or changes in your subscriber mix or tell us why this information is not necessary. In this regard, we note that the disaggregated ARPU was presented in your initial public offering filing. Please provide the same information in Item 2 of the Form 10-Q.

In future filings, the Company will separately disclose in Item 2 of its Form 10-Q and Item 6 of its Form 10-K (a) the average number of retail, Independent Gateway Operator (“IGO”) and Simplex subscribers during the period which is used in the calculation of ARPU and (b) ARPU for each of retail, IGO and Simplex customers. The Company believes total ARPU would not be meaningful to investors because it would average disparate information.

•                  Please tell us and significantly expand your disclosure to address how year-over-year changes in the Simplex and wholesale ARPU and the related number of Simplex and wholesale subscribers impacted revenues and whether most of the increase in total subscribers could be attributed to Simplex and wholesale subscribers. In this regard, we note that notwithstanding the 8% increase in total subscribers, retail subscribers only accounted for 40% of total subscribers but contributed 95% towards total revenue.

To clarify further the breakdown of its subscriber base, in future filings the Company will disaggregate wholesale subscribers and identify these subscribers as IGO and Simplex subscribers substantially as follows.

	For the Year Ended December 31,		Net
	2006	2007	Change

Number of Subscribers at End of Period

Retail	123,000	119,000	(4,000)

IGO	87,000	88,000	1,000

Simplex	53,000	77,000	24,000
Total	263,000	284,000	21,000

ARPU (Monthly)

Retail	$58.91	$46.26	$(12.65)
IGO	$8.39	$4.12	$(4.27)
Simplex	$3.78	$3.11	$(0.67)

ARPU decreases were due primarily to lower priced service plans and, in the case of Simplex ARPU, a further decrease was associated with an increased number of Simplex units added to the system with customers who generated lower ARPUs. However, Simplex revenue increased by 46% for the year ended December 31, 2007 as compared to the year ended December 31, 2006 due primarily to the increase in Simplex subscribers added during the year. In future filings, the Company will include expanded ARPU and subscriber information as presented above.

•                  Please tell us if the “price reductions aimed at maintaining (y)our subscriber base despite (y)our two-way communication issues” constitute the credits that you refer to on page 89.

The price reductions do not constitute the credits referred to on page 89 of the Form 10-K. Price reductions and credits are different methods of maintaining the Company’s subscriber base. Occasionally, the Company provides credits to existing customers on existing contracts in response to customer concerns regarding service. Price reductions aimed at maintaining its subscriber base are initiated proactively by the Company relate to new plans offered to new customers or existing customers renewing their annual or monthly contracts.

Contractual Obligations, page 76

3.               We note your response to prior comment 7 that at the filing date, the Company had “access to an additional $100 million term loan through its credit agreement.” We understand from your disclosure on page 72 that you were permitted to incur additional term loans on an equally and ratably secured, pari passu basis in an aggregate amount of up to $250 million (or $100 million more than your $50 million revolving credit facility and $100 million delayed draw term loan) subject to certain conditions. Accordingly, please tell us and disclose the following.

•                  What the nature of pro forma compliance is, with respect to your ability to incur additional indebtedness of $100 million.

•                  If at December 31, 2007, no event of default existed and if you were in pro forma compliance with all of the financial covenants of the credit agreement for the purpose of incurring additional indebtedness of $100 million.

•                  If your conclusion with respect to “sufficient liquidity to fund obligations for the next twelve months” was predicated on your access to an additional $100 million of indebtedness. Additionally, please tell us and disclose, if true, that you had sufficient liquidity to meet your operating requirements and fund your obligations within the twelve months following the December 31, 2007 balance sheet date.

The phrase “aggregate amount of up to $250 million” describes the amount of additional term debt that can be incurred.  In other words, the maximum aggregate indebtedness permitted under the credit agreement is $400 million. All borrowings under the credit agreement are equally and ratably secured by a first lien on the Company’s domestic assets. The senior convertible notes issued in April 2008 were issued under a separate indenture rather than the credit agreement and are unsecured, and therefore do not count against the permitted $250 million of additional secured term debt. As noted on page 72 of the Form 10-K, the additional $250 million of term debt is uncommitted and the Company has not sought commitments for it. The reference to “access to an additional $100 million term loan through its credit facility” in the prior response referred to the committed delayed draw term loan facility of the credit agreement which could not be drawn prior to January 1, 2008. The Company drew this entire amount in the first quarter of 2008 and it remains outstanding.

As described on page 72 of the Form 10-K, the credit agreement limits the amount of the Company’s capital expenditures, requires the Company to maintain minimum liquidity of $5.0 million and requires the Company to maintain, as of the end of each fiscal quarter after the Company places 24 of its second-generation satellites into service and at the end of each fiscal quarter thereafter, a consolidated senior leverage ratio of not greater than 5.0 to 1.0. The credit agreement provides that the Company may borrow all or part of the additional $250 million only if after giving effect to such borrowing it will be in compliance with these covenants. Any additional borrowing pursuant to the credit agreement, of course, increases the consolidated senior leverage ratio.

As of December 31, 2007, the Company had not yet placed into service any of its second-generation satellites and, accordingly, the consolidated senior leverage ratio covenant was not in effect. Therefore, the Company could have borrowed the entire $250 million of additional debt at that time if the Company had needed such funds and lenders had been willing to advance them. Because the Company has not sought such funds, this is entirely hypothetical, and the Company believes further disclosure on this point at this time would be confusing and unnecessary.

The Company’s conclusion with respect to “sufficient liquidity” was predicated on access to the $100 million delayed draw term loan facility which was available from and after January 1, 2008 if no event of default existed. It was not predicated on access to any of the additional $250 million which, as stated in the Form 10-K was uncommitted and which the Company had not sought.

At December 31, 2007, the Company was in pro forma compliance with all of the financial covenants of the credit agreement and no event of default existed which would impair the Company’s incurring additional indebtedness consisting of the $100 million delayed draw term loan.

The Company believes that it had sufficient liquidity to meet its operating requirements and fund its obligations within the twelve months following the December 31, 2007 balance sheet date for the reasons described in its prior response letter.

The Company will review the discussion in its Form 10-K with respect to these matters and in future filings will make any clarifying changes that are necessary.

Inventory, page 87

4.               We note your response to prior comment 6. Notwithstanding your response, please revise to include the write-down of inventory in cost of services. Refer to the SEC Observer comments in EITF 96-9.

In future filings, the Company will revise to include the write-down of inventory as a separate line item labeled “Cost of subscriber equipment sales – Impairment of assets” to replace Impairment of assets. This new line item will be located immediately below Cost of subscriber equipment sales.

Revenue Recognition and Deferred Revenues, page 89

5.               We note your response to prior comment 8 and have the following comments.

•                  Please tell us why the approved period for the customer credits on the annual service plan covers the beginning of the earning period.

The Company believes that credits provided to customers relate to services provided to the customer over the customer’s service period.  In the case of annual service plans, the period of service is one year.

•                  Since you accrue anticipated customer credits on the annual service plan, please tell us why you record an adjustment to the cumulative revenue recognized to date, instead of applying the credits against the accrual.

During each accounting period, the Company recognizes actual credits issued during the period to cumulative revenue recognized to date for its annual contracts.  At the end of a period, the Company estimates future credits associated with its annual contracts and records adjustments to revenue and deferred revenue as appropriate.

A step by step example of two different annual contracts is described below:

Step 1: During the period, a customer is charged for an annual contract and the charge is recorded as deferred revenue.

Step 2: Revenue is earned on the annual contract as minutes are used during the annual period based upon a per minute rate ($600/600 minutes = $1.00/minute) or in the case of unlimited minutes, revenue is earned on a straight-line basis over the contract period ($600/12 months = $50/month).  At the expiration of the contract, the balance in deferred revenue is recognized as revenue.

Step 3: If requested and approved, a credit is issued to the customer.  This credit is calculated as if the credit were issued at the beginning of the contract period, which results in a new per minute revenue recognition rate or straight-line rate over the entire contract period.  A $50 credit would result in a new per minute rate of $0.91667/minute ($600-$50 = $550, $550/600 minutes = $0.91667/minute) for the 600 minute plan and a new monthly revenue rate of $45.83/month ($600-$50 = $550, $550/12 months = $45.83/month) on the unlimited minute plan. The Company adjusts revenue for recognized revenue to date and deferred revenue for revenue to be recognized in future periods to reflect the new per minute/monthly revenue rate. The Company believes that the credit should be reflected over the period of the service plan.

Step 4: At the end of the reporting period, an estimate of future credits is evaluated and adjustments are made to revenue for recognized revenue to date and deferred revenue for revenue to be recognized in future periods.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Note 13 - Subsequent Events, page 13
Convertible Notes Offering, page 14

6.               Citing your basis in the accounting literature, tell us in detail how you are accounting for the conversion feature of the notes. Please tell us and disclose the events that may occur on or before April 1, 2013, that could constitute a “make whole fundamental change” entitling holders to an increase in the conversion rate. Additionally, tell and disclose how the conversion rate is re-determined. Please clarify your disclosure to state if under any circumstances, holders could receive cash (excluding escrow interest) in addition to the maximum conversion rate of 240.9638 shares of common stock per $1,000 principal amount of notes.

The Company is in the process of completing its evaluation of the accounting treatment for the conversion feature of the notes and will advise the Staff of its conclusion in a subsequent letter.

The events that would constitute a make whole fundamental change are as follows:

•                  Any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have beneficial ownership of all shares that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of voting stock representing 50% of more (or if such person is Thermo Capital Partners LLC, 70% or more) of the total voting power of all outstanding voting stock of the Company;

•                  The Company consolidates with, or merges with or into, another person or the Company sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any person;

•                  The adoption of a plan of liquidation or dissolution of the Company; or

•                  The Company’s common stock (or other common stock into which the Notes are then convertible) is not listed on a United States national securities exchange or approved for quotation and trading on a national automated dealer quotation system or established automated over-the-counter trading market in the United States.

The number of additional shares by which the applicable base conversion rate will be increased will be determined by reference to the applicable table below and is based on the date on which the make whole fundamental change becomes effective (the “effective date”) and the price (the “stock price”) paid, or deemed paid, per share of the Company’s common stock in the make whole fundamental change, subject to adjustment as described below.  If the holders of common stock receive only cash in a make whole fundamental change, the stock price will be the cash amount paid per share of the Company’s common stock.  Otherwise, the stock price will be the average of the closing sale prices of the Company’s common stock for each of the 10 consecutive trading days prior to, but excluding, the relevant effective date.

The stock prices set forth in the first column of the Make Whole Table below will be adjusted as of any date on which the base conversion rate of the notes is otherwise adjusted.  The adjusted stock prices will equal the stock prices applicable immediately prior to the adjusted multiplied by a fraction, the numerator of which is the base conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the base conversion rate as so adjusted.  The base conversion rate adjustment amounts set forth in the table below will be adjusted in the same manner as the base conversion rate.

	Effective Date
	Make Whole Premium (Increase in Applicable Base Conversion Rate)
Stock Price on Effective Date	April 15, 2008	April 1, 2009	April 1, 2010	April 1, 2011	April 1, 2012	April 1, 2013
$4.15	74.7818	74.7818	74.7818	74.7818	74.7818	74.7818
$5.00	74.7818	64.8342	51.4077	38.9804	29.2910	33.8180
$6.00	74.7818	63.9801	51.4158	38.2260	24.0003	0.4847
$7.00	63.9283	53.8295	42.6844	30.6779	17.2388	0.0000
$8.00	55.1934	46.3816	36.6610	26.0029	14.2808	0.0000
$10.00	42.8698	36.0342	28.5164	20.1806	11.0823	0.0000
$20.00	18.5313	15.7624	12.4774	8.8928	4.9445	0.0000
$30.00	10.5642	8.8990	7.1438	5.1356	2.8997	0.0000
$40.00	6.6227	5.5262	4.4811	3.2576	1.8772	0.0000
$50.00	4.1965	3.5475	2.8790	2.1317	1.2635	0.0000
$75.00	1.4038	1.1810	0.9358	0.6740	0.4466	0.0000
$100.00	0.4174	0.2992	0.1899	0.0985	0.0663	0.0000

The actual stock price and effective date may not be set forth in the table above, in which case:

•

If the actual stock price on the effective date is between two stock prices in the table or the actual effective date is between two effective dates in the table, the amount of the base conversion rate adjustment will be determined by straight-line interpolation between the adjustment amounts set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•	If the actual stock price on the effective date exceeds $100.00 per share of the Company’s common stock (subject to adjustment), no adjustment to the base conversion rate will be made; and

•

If the actual stock price on the effective date is less than $4.15 per share of the Company’s common stock (subject to adjustment), no adjustment to the base conversion rate will be made.

Notwithstanding the foregoing, the base conversion rate will not exceed 240.9638 shares of common stock per $1,000 principal amount of notes, subject to adjustment in the same manner as the base conversion rate.

Except as described in the Form10-Q with respect to holders of notes who convert their notes prior to April 1, 2011, there is no circumstance in which holders could receive cash in addition to the maximum number of shares of common stock issuable upon conversion of the notes.

The Company will revise its disclosure in future filings to include the foregoing information.

Common Stock Offering and Share Lending Agreement, page 13

7.               Tell us how you are presenting the borrowed shares on your balance sheet.

The borrowed shares will be presented as Common Stock issued and outstanding on the Company’s balance sheet.

8.               Citing your basis in the specific accounting literature, tell us in detail how you are accounting for the share lending agreement and why the borrowed shares are not considered outstanding for the purpose of computing and reporting your earnings (loss) per share. Also, tell us what is meant by “the effect of substantially eliminating the economic dilution that otherwise would result from the issuance of the borrowed shares.”

The loan of the shares is effectively an implied forward purchase of stock which will be physically settled upon return of a fixed number of shares at the end of the arrangement. As per the provisions of paragraph 25 of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, entities that have issued mandatorily redeemable shares of common stock or entered into forward contracts that require physical settlement by repurchase of a fixed number of the issuer’s equity shares of common stock in exchange for cash shall exclude the common shares that are to be redeemed or repurchased in calculating basic and diluted earnings per share. Additionally, under the terms of the Share Lending Agreement, the borrower is contractually obligated to return to the Company any cash dividends or any other distribution that the Company makes on the borrowed shares. Based on the borrower’s contractual obligations under the terms of the Share Lending Agreement, the economic dilution that would otherwise result from issuance of shares is substantially eliminated.

9.               Tell us whether there exists any circumstance under which the borrowed shares could ultimately be retained by the borrower.

Pursuant to the Share Lending Agreement, upon the termination of the share loan, the borrower must return the borrowed shares to the Company.  The only exception would be that, if pursuant to a merger, recapitalization or reorganization, the borrowed shares were exchanged for or converted into cash, securities or other property (“Reference Property”), the borrower would return the Reference Property.  In no event will the borrower retain the borrowed shares.

10.         Please tell us and clarify your disclosure to state whether the borrowed shares are the subject of a future public offering, were covered under the S-3 which was made effective as of April 1, 2008, or have been offered to the public in a private placement and whether they have registration rights. It is unclear to us if these shares are free trading shares.

The sale of the borrowed shares was registered under the S-3(33-149798).  The Company used two prospectus supplements for the transaction, one for the sale of the convertible notes (and the underlying common stock) and the other for the sale of the borrowed shares.  The Company filed the prospectus supplement for the sale of the borrowed shares pursuant to Rule 424(b)(3) on April 2, 2008 (Film No. 08731207) and pursuant to Rule 424(b)(5) on April 14, 2008 (Film No. 08753388).  Hence there was no private placement, there are no registration rights and the shares are free trading shares.  The Company will clarify the discussion of this transaction accordingly in its future filings.

Marketing, General and Administrative, page 28

11.         Please tell us the nature of the change in the Executive Incentive Compensation Plan that resulted in increased non-cash executive compensation costs. In this regard, we note your disclosure on page 116 of the Form 10-K, with respect to $21.4 million non-vested share awards related to the Company’s Executive Compensation Plan..., of which $14.9 million is related to share awards that have not been issued. Tell us your basis of measurement for share awards that have not been issued and explain when share awards are constructively issued.

As discussed on page 116 of the Form 10-K and on page 19 of the Company’s Proxy Statement, effective August 10, 2007 (the “Effective Date”), the board of directors, upon recommendation of the Compensation Committee, approved the concurrent termination of the Company’s Executive Incentive Compensation Plan and awards of restricted stock or restricted stock units under the Company’s 2006 Equity Incentive Plan to five executive officers (the “Participants”).

The Executive Incentive Compensation Plan, which had been in place since 2004, provided for cash payments upon achievement of annual performance criteria related to 2006 (for the payments made in 2007), 2007 and 2008, with approximately 75% of the aggregate compensation earned in 2008. The amount of compensation expense recognized each year was equal to the corresponding amount earned for that year.

The new stock awards vest through 2011 on pre-determined vesting dates provided the Participant is employed with the Company on those dates.  The Company recognizes compensation expense on these awards over the vesting period on a straight line basis. Consequently, the amount of expense recognized during the three months ended March 31, 2008 was higher compared to the same period in 2007.

Although the new awards that have not yet been issued are denominated in dollars, the number of shares to be issued will be determined by the market price of the Common Stock on the issuance date. Shares are considered constructively issued on the vesting dates.

***********************************************

The Company acknowledges that:

•  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•  staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (513) 357-9670, or, in my absence, Bridget Hoffman at (513) 357-9363, with any questions you may have.

Sincerely yours,

/s/ Gerald S. Greenberg